EXHIBIT 99.1

Golar LNG Partners L.P. - Buyback of outstanding bonds in the connection with the placement of New Senior Unsecured Bonds

Reference is made to the stock exchange notice dated 2 February 2017 regarding the successful issue by Golar LNG Partners L.P. (the "Company") of a new USD 250 million senior unsecured bond with maturity in May 2021.

In connection with the bond issue, the Company has re-purchased a nominal amount of NOK 604 million of GOLP01 (ISIN: NO001066135.8) at a price of 102.25% with settlement 15 February 2017.

This press release is neither an offer to sell nor a solicitation of an offer to buy any of the bonds or any other security of Golar LNG Partners LP. The bonds have not been and will not be registered under the Securities Act or any state securities laws. Unless so registered, the bonds may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws.

Hamilton, Bermuda
February 2, 2017

Investor relations enquiries:
Golar Management Limited - +44 207 063 7900
Brian Tienzo
Stuart Buchanan

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.